Exhibit 99.2

WNS (HOLDINGS) LIMITED

NOTICE OF ANNUAL GENERAL MEETING

To be held on September 28, 2015

To our Shareholders:

NOTICE IS HEREBY GIVEN that an annual general meeting (the “Annual General Meeting”) of the shareholders of WNS (Holdings) Limited, a company incorporated in Jersey, Channel Islands (the “Company”), will be held at our registered office at Queensway House, Hilgrove Street, St Helier, Jersey JE1 1ES, Channel Islands on Monday, September 28, 2015 at 11:00 a.m. (Jersey time) for the purpose of considering the following business, as more fully described in the Proxy Statement accompanying this notice, and if thought fit adopting the following resolutions:

ORDINARY BUSINESS

The following resolutions will be proposed as ordinary resolutions:

Resolution 1 (Annual audited accounts)

THAT the audited accounts of the Company for the financial year ended March 31, 2015, including the report of the auditors, be and hereby are adopted.

Resolution 2 (Re-appointment of auditors)

THAT Grant Thornton India LLP be and hereby is re-appointed as the Company’s independent auditors until the next annual general meeting of the Company to be held in respect of the financial year ending March 31, 2016.

Resolution 3 (Auditors’ remuneration)

THAT:

(a)	a sum of US$ 545,850 (excluding taxes and out of pocket expenses); and

(b)	a further sum in an amount to be determined by the Board of Directors or a committee thereof, provided that such amount will be reported in the Company’s audited financial statements for the year ending March 31, 2016, be and hereby is approved as remuneration being available for the payment of audit fees to Grant Thornton India LLP as the Company’s independent auditors for their audit services to be rendered in respect of the Company’s financial statements for the financial year ending March 31, 2016 and that the Board of Directors or a committee thereof is authorized to determine the remuneration payable from time to time to the auditors during this period in accordance with this approval.

Resolution 4 (Re-election of Class III Director)

THAT Mrs. Renu S. Karnad be and hereby is re-elected to hold office as a Class III Director from the date of the Annual General Meeting.

Resolution 5 (Re-election of Class III Director)

THAT Ms. Françoise Gri be and hereby is re-elected to hold office as a Class III Director from the date of the Annual General Meeting.

Resolution 6 (Re-election of Class III Director)

THAT Mr. John Freeland be and hereby is re-elected to hold office as a Class III Director from the date of the Annual General Meeting.

Resolution 7 (Approval of Directors’ remuneration for the period from the Annual General Meeting until the next annual general meeting of the Company to be held in respect of the financial year ending March 31, 2016)

THAT:

(a)	an aggregate sum of US$ 4 million be and hereby is approved as being available for the payment of remuneration and other benefits (excluding any charges incurred in connection with exercising issued and outstanding awards and any costs related to making of awards of options and restricted share units referred to in (b) below) to the Directors of the Company, to be applied as the Directors may decide in their discretion, for the period from the Annual General Meeting until the next annual general meeting of the Company to be held in respect of the financial year ending March 31, 2016 in accordance with the Company’s compensation objectives and assessment process set out in the section “Compensation Discussion and Analysis” as disclosed in the accompanying Proxy Statement; and

(b)	as a further part of the Directors’ remuneration, the making of awards of options and restricted share units (“Awards”) under the Third Amended and Restated 2006 Incentive Award Plan (as so amended and restated) (the “Plan”) to Directors by the Board of Directors or a committee thereof in its discretion for the period from the Annual General Meeting until the next annual general meeting of the Company to be held in respect of the financial year ending March 31, 2016 be and hereby is approved, provided that the maximum aggregate number of ordinary shares in the capital of the Company that may be issued or transferred pursuant to any Awards made or to be made to the Directors pursuant to the Plan is limited to the maximum number of ordinary shares available for such purpose under the said Plan.

DATED: August 12, 2015	Registered Office:
Queensway House,
Hilgrove Street,
BY ORDER OF THE BOARD	St Helier,
Jersey JE1 1ES,
Channel Islands

Computershare Company Secretarial Services (Jersey) Limited

Company Secretary

NOTES:

1.	The Board of Directors has fixed the close of business on August 11, 2015 as the record date for determining those persons whose names appear on our Register of Members as holders of our ordinary shares (collectively, our “Shareholders”) who will be entitled to receive copies of this Notice of Annual General Meeting, the accompanying Form of Proxy, Proxy Statement and the notice of availability of the Company’s annual report on Form 20-F for the financial year ended March 31, 2015 (the “Annual Report”).

2.	A Shareholder entitled to attend and vote at the Annual General Meeting is entitled to appoint a proxy or proxies to attend the Annual General Meeting and to vote on his behalf. A proxy need not be a Shareholder. A Form of Proxy, which should be completed in accordance with the instructions printed thereon, is enclosed with this document. The appointment of a proxy will not prevent a Shareholder from subsequently attending and voting at the Annual General Meeting in person.

3.	To be valid, the instrument appointing a proxy or proxies, and any power of attorney or other authority (e.g. board minutes) under which it is signed (or a notarially certified copy of any such power or authority), must be deposited at our registered office at Queensway House, Hilgrove Street, St Helier, Jersey JE1 1ES, Channel Islands (Attn: Computershare Company Secretarial Services (Jersey) Limited) not less than 48 hours before the time appointed for the holding of the Annual General Meeting or any adjournment thereof or for the taking of a poll at which the proxy proposes to vote.

4.	A proxy may be revoked by: (i) giving the Company notice in writing deposited at our registered office at Queensway House, Hilgrove Street, St Helier, Jersey JE1 1ES, Channel Islands (Attn: Computershare Company Secretarial Services (Jersey) Limited) before the commencement of the Annual General Meeting or any adjournment thereof or for the taking of a poll at which the proxy proposes to vote; (ii) depositing a new Form of Proxy with the Company Secretary before the commencement of the Annual General Meeting or any adjournment thereof or for the taking of a poll at which the proxy proposes to vote (although it should be noted that the new Form of Proxy will only be a valid proxy, as opposed to being capable of revoking an earlier Form of Proxy, if deposited not less than 48 hours before the time appointed for the Annual General Meeting or any adjournment thereof or for the taking of a poll at which the proxy proposes to vote); or (iii) attending in person and voting on a poll.

5.	A body corporate which is a Shareholder entitled to attend and vote at the Annual General Meeting may authorize a person to act as its representative at the Annual General Meeting in respect of all or a particular number of the shares held by the Shareholder. A body corporate which is a Shareholder may appoint more than one person to act as its representative. If a body corporate which is a Shareholder appoints more than one person to act as its representative, each resolution (and each instrument of appointment) shall specify the number of shares held by the Shareholder for which the relevant person is appointed its representative. For the avoidance of doubt, a body corporate which is a Shareholder may appoint (in addition to the representatives (if any) appointed by it) any number of persons to act as its proxy at the Annual General Meeting in respect of all or a particular number of the shares held by the Shareholder. A person duly authorized to act as a representative of a body corporate which is a Shareholder shall be entitled to exercise on behalf of the Shareholder the same powers (in respect of the number of shares held by the Shareholder for which the relevant person is appointed its representative) as the Shareholder could exercise. If a Shareholder which is a body corporate appoints more than one representative (but subject to the voting instructions (if any) given by the Shareholder), no representative need cast all the votes used by him in respect of any resolution in the same way as any other representative or any proxy appointed by the Shareholder.

6.	If the Annual General Meeting is adjourned for lack of a quorum, the adjourned meeting will be held at 11:00 a.m. (Jersey time) on October 5, 2015 at Queensway House, Hilgrove Street, St Helier, Jersey JE1 1ES, Channel Islands. Under the Company’s Articles of Association, the quorum for the holding of general meetings is not less than two Shareholders present in person or by proxy and holding ordinary shares conferring not less than one-third of the total voting rights of all the Shareholders entitled to vote at the meeting.

7.	A copy of the Annual Report is available for inspection at the Company’s registered office. In addition, Shareholders will be provided with a copy of the Annual Report, free of charge, upon request by contacting the Company Secretary, Computershare Company Secretarial Services (Jersey) Limited, of Queensway House, Hilgrove Street, St Helier, Jersey JE1 1ES, Channel Islands (attention: Client Secretariat, telephone: +44 (0)1534 281 800) or anupama.pai@wns.com, attention: Anupama Pai. Shareholders may also access a copy of the Annual Report on the Company’s website at www.wns.com.

8.	Explanatory notes to the resolutions to be proposed at the Annual General Meeting are contained in the Proxy Statement which accompanies this Notice of Annual General Meeting.

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